UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OFA FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OFTHE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-29554

ICOS VISION SYSTEMS CORPORATION N.V.

(Exact name of registrant as specified in its charter)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium, 011 32 16 398 220

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shares of common stock, no par value per share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☐	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☒

PART I

Item 1. Exchange Act Reporting History

ICOS Vision Systems Corporation N.V. (“ICOS” or the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), on December 8, 1997, when its Registration Statement on Form 8-A was declared effective by the Securities and Exchange Commission (the “SEC”).

The Company has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and the corresponding SEC rules for the 12 months preceding the filing of this form, and has filed at least one annual report under Section 13(a).

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (“Securities Act”), in December 1997 pursuant to a Registration Statement on Form F-1 (File No. 333-7906).

Item 3. Foreign Listing and Primary Trading Market

A. The primary trading market for the Company’s common stock is Euronext Brussels, in Belgium, under the symbol IVIS.

B. The Company’s common stock has been continuously listed on Eurnoext Brussels, or its predecessor exchange(s), since May 2003. The Company has maintained a listing of its common stock on Eurnoext Brussels for at least the 12 months preceding the filing of this form.

C. The percentage of trading of the Company’s common stock that occurred in Belgium during the 12-month period ending on October 31, 2007 was 96.1%.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of October 31, 2007, 43 record holders of the Company’s common stock were United States residents.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

Not applicable.

Item 8. Prior Form 15 Filers

A. On November 6, 2006 (i.e., before the effective date of Rule 12h-6), the Company filed a Form 15 to terminate the registration of its common stock pursuant to Rule 12g-4 and to suspend its reporting obligations under Section 15(d) of the Exchange Act pursuant to Rule 12h-3.

B. The descriptions of the Company’s responses to Item 3, “Primary Trading Market” and Item 5, “Alternative Record Holder Information” are incorporated herein by reference.

C. Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

ICOS intends to publish the information required under Rule 12g3-2(b)(1)(iii) on its website: http://www.icos.be.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ICOS Vision Systems Corporation N.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, ICOS Vision Systems Corporation N.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: November 26, 2007	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President